          Prospectus Supplement to Prospectus Dated November 9, 1998.

                                  $800,000,000

                       COMCAST CABLE COMMUNICATIONS, INC.

                       6.20% Notes due November 15, 2008
                                ----------------

    We will pay interest on the Notes on May 15 and November 15 of each year. We will make the first payment on May 15, 1999. The Notes will be issued only in denominations of $1,000 and multiples of $1,000.

                            ------------------------

    INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                                        PER NOTE         TOTAL
                                                                                       -----------  ----------------
Initial public offering price........................................................      99.735%  $    797,880,000
Underwriting discount................................................................        .650%  $      5,200,000
Proceeds, before expenses, to us.....................................................      99.085%  $    792,680,000

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from November 16, 1998 and must be paid by the purchaser if the Notes are delivered after November 16, 1998.

    The underwriters are severally underwriting the Notes being offered. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on November 16, 1998.

                            ------------------------

                              JOINT BOOK MANAGERS

BEAR, STEARNS & CO. INC.                                    GOLDMAN, SACHS & CO.

DONALDSON, LUFKIN & JENRETTE       MERRILL LYNCH & CO.      SALOMON SMITH BARNEY
                            ------------------------

                 Prospectus Supplement dated November 10, 1998.

                                  THE OFFERING

NOTES OFFERED...................  $800,000,000 of 6.20% Notes due November 15, 2008.

MATURITY DATE...................  The Notes will mature on November 15, 2008.

INTEREST PAYMENT DATES..........  May 15 and November 15. The first payment will be made on
                                  May 15, 1999.

REDEMPTION......................  We may not redeem the Notes prior to maturity. We are not required to establish a sinking fund to retire the Notes
                                  prior to maturity.

RANKING.........................  The Notes are unsecured and unsubordinated and will rank equally with all our other unsecured and unsubordinated
                                  indebtedness and other obligations. The Notes will be
                                  effectively subordinated to our subsidiaries' total
                                  indebtedness and other liabilities (including trade
                                  payables and accrued liabilities). This would have
                                  amounted to $2.1 billion as of September 30, 1998, after
                                  giving effect to this offering.

COVENANTS.......................  The indenture for the Notes will generally limit our ability and the ability of certain of our subsidiaries to
                                  make dividend payments or other similar payments; our and
                                  their ability to create liens or enter into sale and
                                  leaseback transactions; and our ability to enter into
                                  mergers, consolidations, or sales of all or substantially
                                  all of our assets. These covenants are subject to a number of important qualifications and limitations.

USE OF PROCEEDS.................  We will use substantially all of the estimated
                                  $792,180,000 in net proceeds from this offering to repay
                                  existing intercompany indebtedness we owe to Comcast
                                  Corporation. We will use any remaining net proceeds for
                                  general corporate purposes. See "Use of Proceeds."

                                USE OF PROCEEDS

    We estimate the net proceeds to us from the Offering to be $792,180,000. We intend to use substantially all of the net proceeds from the Offering to repay existing intercompany borrowings to Comcast Corporation. The balance, if any, will be used for general corporate purposes. The intercompany borrowings we owe to Comcast Corporation bear interest at annual rates of 7.25% to 9.25% (weighted average interest rate of 7.78% as of September 30, 1998) and matures in periods from 2002 to 2007.

                            DESCRIPTION OF THE NOTES

    The Notes will be issued under an Indenture, dated as of May 1, 1997, between Comcast Cable Communications, Inc. (the "Company") and Bank of Montreal Trust Company, as Trustee. The Notes constitute Senior Debt Securities as described in the accompanying Prospectus and will contain all of the terms described in the accompanying prospectus under the heading "Description of Senior Debt Securities and Subordinated Debt Securities--Certain Terms of the Senior Debt Securities." The Notes will also contain the additional covenants described below.

GENERAL

    The Indenture provides for issuance from time to time of debentures, notes (including the Notes) or other evidences of indebtedness of the Company ("Securities") in an unlimited amount. Additional Securities may be issued under the Indenture from time to time.

    The Notes will be unsecured and unsubordinated and will rank equally with all other unsecured and unsubordinated indebtedness and other obligations of the Company. The Notes will be effectively subordinated to our subsidiaries' total indebtedness and other liabilities (including trade payables and accrued liabilities) This would have amounted to $2.1 billion as of September 30, 1998, after giving effect to this offering.

    Interest on the Notes accrues at the rate of 6.20% per year. Interest will accrue from November 16, 1998 or from the most recent interest payment date to which interest has been paid or provided for. Interest is payable twice a year to holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date. Interest payment dates will be May 15 and November 15 of each year beginning on May 15, 1999. The Notes will mature on November 15, 2008.

    The Notes will be issued only in registered form in denominations of $1,000 and multiples thereof.

ADDITIONAL COVENANTS

    LIMITATION ON LIENS SECURING INDEBTEDNESS

    The Company shall not, and shall not permit any Restricted Subsidiary to, create, incur or assume any Lien (other than any Permitted Lien) on Restricted Property to secure the payment of Indebtedness of the Company or any Subsidiary if immediately after the creation, incurrence or assumption of such Lien, the aggregate outstanding principal amount of all Indebtedness of the Company and the Subsidiaries that is secured by Liens (other than Permitted Liens) on Restricted Property (other than (x) Indebtedness that is so secured equally and ratably with (or on a basis subordinated to) the Notes and (y) the Notes), plus the aggregate amount of all Attributable Debt of the Company and the Restricted Subsidiaries with respect to all Sale and Leaseback Transactions outstanding at such time (other than Sale and Leaseback Transactions permitted by the second paragraph under "-- Limitation on Sale and Leaseback Transactions"), would exceed four times Annualized Cash Flow, unless the Company secures the outstanding Notes equally and ratably with (or prior to) all Indebtedness secured by such Lien, so long as such Indebtedness shall be so secured.

    LIMITATION ON RESTRICTED PAYMENTS

    The Company shall not, and shall not permit any Restricted Subsidiary to, make any Restricted Payment if (a) at the time of such proposed Restricted Payment, a Default or Event of

Default shall have occurred and be continuing or shall occur as a consequence of such Restricted Payment or (b) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments that shall have been made on or after April 1, 1997 would exceed the sum of:

    - $200 million; plus

    - an amount equal to the difference between (A) the Cumulative Cash Flow Credit and (B) 1.2 multiplied by Cumulative Interest Expense.

    For purposes of this "Limitation on Restricted Payments" covenant, the amount of any Restricted Payment, if other than cash, shall be its fair market value as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive.

    The foregoing provisions do not prevent:

    - the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment complied with the above provisions; and

    - the retirement or redemption of any shares of the Company's Capital Stock or warrants, rights or options to acquire Capital Stock of the Company, in exchange for, or out of the proceeds of a substantially concurrent sale of, Qualified Stock or warrants, rights or options to acquire Qualified Stock.

For purposes of determining the aggregate permissible amount of Restricted Payments in accordance with clause (b) of the first paragraph of this covenant, all amounts expended pursuant to the first bullet point of this paragraph shall be included to the extent that such amounts were not previously included in calculating Restricted Payments and all retirements, redemptions, exchanges and sales pursuant to the second bullet point of this paragraph shall be excluded.

    If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of this covenant, such Restricted Payment shall be deemed to have been made in compliance with this covenant notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Cumulative Cash Flow Credit or Cumulative Interest Expense for any period.

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction involving any Principal Property or any part thereof after the date of original issuance of the Notes unless, after giving effect to such Sale and Leaseback Transaction, the aggregate amount of all Attributable Debt of the Company and the Restricted Subsidiaries with respect to all Sale and Leaseback Transactions outstanding at such time (other than Sale and Leaseback Transactions permitted by the next paragraph), plus the aggregate principal amount of all Indebtedness of the Company and the Subsidiaries that is secured by Liens (other than Permitted Liens) on Restricted Property (other than (x) Indebtedness that is so secured equally and ratably with (or on a basis subordinated to) the Notes and (y) the Notes), would not exceed four times Annualized Cash Flow.

    The restriction in the foregoing paragraph shall not apply to any Sale and Leaseback Transaction if:

    - the lease is for a period of not in excess of three years, including renewal of rights;

    - the lease secures or relates to industrial revenue or similar financing;

    - the transaction is solely between the Company and a Restricted Subsidiary or between or among Restricted Subsidiaries; or

    - the Company or such Restricted Subsidiary, within 270 days after the sale is completed, applies an amount equal to or greater of (a) the net proceeds of the sale of the Principal Property or part thereof leased or
      (b) the fair market value of the Principal Property or part thereof leased (as determined in good faith by the Board of Directors of the Company) either to:

      - the retirement (or open market purchase) of Notes, other long-term Indebtedness of the Company ranking on a parity with or senior to the Notes or long-term Indebtedness of a Restricted Subsidiary; or

      - the purchase by the Company or any Restricted Subsidiary of other property, plant or equipment related to the business of the Company or any Restricted Subsidiary having a value at least equal to the value of the Principal Property or part thereof leased.

CERTAIN DEFINITIONS

    "Annualized Cash Flow" means, at any date, Operating Cash Flow for the last two fiscal quarters for which financial statements are available immediately prior or on such date multiplied by two.

    "Attributable Debt" means, with respect to a lease in a Sale and Leaseback Transaction, the total net amount of rent required to be paid during the remaining primary term of such lease, discounted at a rate per annum equal to the interest rate implicit in such lease, calculated in accordance with GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance, repairs, insurance, taxes, assessments, utility, operating and labor costs and similar charges.

    "Capitalized Lease" means, as applied to any person, any lease of any property (whether real, personal, or mixed) of which the discounted present value of the rental obligations of such person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such person; and "Capitalized Lease Obligation" is defined to mean the rental obligations, as aforesaid, under such lease.

    "Capital Stock" means, with respect to any person, any and all shares, interests, participations, or other equivalents (however designated, whether voting or non-voting) of such person's capital stock or other ownership interests, whether now outstanding or issued after the date of the Indenture, including, without limitation, all common stock and preferred stock.

    "Cumulative Cash Flow Credit" means:

    - cumulative Operating Cash Flow during the period commencing on April 1, 1997 and ending on the last day of the most recent month preceding the date of the proposed Restricted Payment for which financial information is available or, if cumulative Operating Cash Flow for such period is negative, minus the amount by which cumulative Operating Cash Flow is less than zero; plus

    - the aggregate net proceeds received by the Company from the issue or sale (other than to a Subsidiary) of Qualified Stock on or after April 1, 1997; plus

    - the aggregate net proceeds received by the Company from the issuance or sale (other than to a Subsidiary) of Qualified Stock on or after April 1, 1997, upon the conversion of, or exchange for, Indebtedness of the Company or any Subsidiary or from the exercise of any options, warrants or other rights to acquire Capital Stock of the Company; plus

    - the aggregate amount of contributions to the capital of the Company on or after April 1, 1997, other than in connection with the Intercompany Note Transactions; plus

    - dividends or similar distributions received in cash by the Company or any Restricted Subsidiary from any Unrestricted Subsidiary.

    For purposes of this definition, the net proceeds in property other than cash received by the Company as contemplated by the second, third and fourth bullet points above shall be valued at the fair market value of such property (as determined by the Board of Directors of the Company, whose good faith determination shall be conclusive) at the date of receipt by the Company. For purposes of this definition, the net proceeds from the issuance of shares of Qualified Stock of the Company upon conversion of Indebtedness shall be deemed to be an amount equal to:

    - the accreted value of such Indebtedness on the date of such conversion;
      plus

    - the additional consideration, if any, received by the Company upon such conversion thereof, less any cash payment on account of fractional shares (such consideration, if in property other than cash, to be determined by the Board of Directors of the Company, whose good faith determination shall be conclusive).

    "Cumulative Interest Expense" means, for the period commencing on April 1, 1997 and ending on the last day of the most recent month preceding the proposed Restricted Payment for which financial information is available, the aggregate of the interest expense of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, including interest expense attributable to Capitalized Lease Obligations.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement, or other similar agreement or arrangement designed to protect against fluctuation in currency values.

    "Disqualified Capital Stock" means, with respect to any person, with respect to any issue of Notes, Capital Stock of such person that, by its terms or by the terms of any security into which it is convertible, exercisable, or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of such Notes; PROVIDED that Capital Stock will not be deemed to be Disqualified Capital Stock if it may only be so redeemed or repurchased solely in consideration of Qualified Stock.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of determination, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

    "Guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness or other obligation of any other person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such person:

    - to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities, or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

    - entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

PROVIDED that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Indebtedness" means, with respect to any person at any date of determination (without duplication):

    - all indebtedness of such person for borrowed money;

    - all obligations of such person evidenced by bonds, debentures, notes, or other similar instruments;

    - all obligations of such person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

    - all obligations of such person to pay the deferred and unpaid purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

    - all obligations of such person as lessee under Capitalized Leases;

    - all Indebtedness of other persons secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person; PROVIDED that the amount of such Indebtedness shall be the lesser of:

      - the fair market value of such asset at such date of determination; and

      - the amount of such Indebtedness;

    - all Indebtedness of other persons Guaranteed by such person to the extent such Indebtedness is Guaranteed by such person;

    - all Disqualified Capital Stock of such person; and

    - to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

    The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, PROVIDED:

    - that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP; and

    - that Indebtedness shall not include any liability for federal, state, local, or other taxes.

    "Intercompany Note Transactions" means, collectively, the following Company transaction that occurred prior to or on May 1, 1997:

    - repayment of $100.0 million of the Company's notes payable to affiliates (the "Notes Payable") with the proceeds from drawdowns under subsidiaries' existing credit facilities;

    - elimination of the balance of the Notes Payable, and the accrued interest thereon (aggregating $307.1 million), against certain of the Company's notes receivable from affiliates (the "Notes Receivable"); and

    - elimination of the remaining Notes Receivable, and the accrued interest thereon (aggregating $522.8 million), through a non-cash dividend to Comcast Corporation.

    "Interest Rate Agreements" means any obligations of any person pursuant to any interest rate swaps, caps, collars, and similar arrangements providing protection against fluctuations in interest rates. For purposes of the Indenture, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such person, then in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such person.

    "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest, in respect of such asset. For the purposes of the Indenture, the Company or any subsidiary shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

    "Operating Cash Flow" means, for any period, the sum of the following for the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP:

    - aggregate operating revenues; minus

    - aggregate operating expenses (including technical, programming, sales, selling, general and administrative expenses and salaries and other compensation paid to any general partner, director, officer or employee of the Company or any Subsidiary, but excluding interest, depreciation and amortization and the amount of non-cash compensation in respect of the Company's employee incentive stock programs for such period and, to the extent otherwise included in operating expenses, any losses resulting from a writeoff or write down of investments by the Company or any Subsidiary in Affiliates); PROVIDED, HOWEVER, that Operating Cash Flow for any period shall be calculated after giving effect on a pro forma basis (in accordance with Regulation S-X promulgated under the Exchange
      Act) for the acquisition or disposition of any assets (other than in the ordinary course of business) as if such acquisition or disposition occurred at the beginning of such period. Operating Cash Flow as defined herein may differ from "operating cash flow" as reported by the Company as Supplementary Financial Data.

    "Permitted Liens" means:

    - any Lien on any Restricted Property acquired after the date of the Indenture (including by way of merger or consolidation) by the Company or any Restricted Subsidiary, which Lien is created, incurred or assumed contemporaneously with such acquisition, or within 270 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or any Lien upon any Restricted Property acquired after the date of the Indenture existing at the time of such acquisition (whether or not assumed by the Company or any Restricted Subsidiary), provided that any such Lien shall attach only to the Restricted Property so acquired;

    - any Lien on any Restricted Property in favor of the Company or any Restricted Subsidiary;

    - any Lien on Restricted Property incurred in connection with the issuance of tax-exempt governmental obligations (including, without limitation, industrial revenue bonds and similar financing);

    - any Lien granted by any Restricted Subsidiary on Restricted Property to the extent limitations on the incurrence of such Liens are prohibited by any agreement to which such Restricted Subsidiary is subject as of the date of the Indenture; and

    - any renewal of or substitution for any Lien permitted by any of the preceding bullet points, including any Lien securing reborrowing of amounts previously secured within 270 days of the repayment thereof, provided that no such renewal or substitution shall extend to any Restricted Property other than the Restricted Property covered by the Lien being renewed or substituted.

    "Principal Property" means, as of any date of determination, any property or assets used primarily for the provision of cable communications services owned by the Company or any Restricted Subsidiary other than:

    - any such property which, in good faith opinion of the Board of Directors, is not of material importance to the business conducted by the Company and the Restricted Subsidiaries taken as a whole; and

    - any shares of any class of stock or any other security of any Unrestricted Subsidiary.

    "Qualified Stock" means any Capital Stock of the Company other than Disqualified Capital Stock.

    "Restricted Payment" means the payment or declaration of any dividend by the Company, either in cash or in property (except dividends payable in common stock or common shares of Capital Stock of the Company), or the making by the Company of any other distribution, on account of any shares of any class of its Capital Stock, now or hereafter outstanding, or the redemption, purchase, retirement or other acquisition for value by the Company or any Restricted Subsidiary, directly, of any shares of any class of the Company's Capital Stock, now or hereafter outstanding (it being understood that the dividend of Notes Receivable in connection with the Intercompany Note Transactions shall not be deemed a Restricted Payment).

    "Restricted Property" means, as of any date of determination, any Principal Property (or any portion thereof), any shares of stock of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary or any Indebtedness of a Restricted Subsidiary owed to the Company or a Restricted Subsidiary.

    "Restricted Subsidiary" means any Subsidiary organized and existing under the laws of the United States of America and the principal business of which is the cable communications industry carried on within the United States of America other than:

    - each Subsidiary, the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof; and

    - each Subsidiary formed or acquired after the date hereof for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of the Company or any Restricted Subsidiary;

PROVIDED, HOWEVER, that any Subsidiary may be designated a Restricted Subsidiary by board resolution, effective as of the date such board resolution is adopted and delivered to the Trustee, if, after giving effect to such designation as if such designation were the incurrence at such time of all Indebtedness of such Subsidiary and the entering into at such time of all Sale and Leaseback Transactions to which such Subsidiary is a party, the Company would be in compliance with the covenants under "--Certain Covenants-- Limitation on Liens Securing Indebtedness" and "--Limitation on Sale and Leaseback Transactions"; PROVIDED FURTHER, that any such designation may be revoked by further board resolution, effective as of the date such further board resolution is adopted and delivered to the Trustee if, after giving effect to such revocation as if such revocation were the incurrence at such time of all Indebtedness of the Company and the Restricted Subsidiaries and the entering into at such time of all Sale and Leaseback Transactions to which the Company or any Restricted Subsidiary is a party, the Company would be in compliance with the covenants under "--Certain Covenants--Limitation on Liens Securing Indebtedness" and "-- Limitation on Sale and Leaseback Transactions."

    "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of any property, whether owned by the Company or such Restricted Subsidiary at the date of the original issuance of the Notes or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such property.

    "Stated Maturity" means:

    - with respect to any Indebtedness, the date specified in such Indebtedness as the fixed date on which the final installment of principal of such Indebtedness is due and payable; and

    - with respect to any scheduled installment of principal of or interest on any Indebtedness, the date specified in such Indebtedness as the fixed date on which such installment is due and payable.

    "Subsidiary" means with respect to any person, any corporation, association or other business entity of which more than 50% of all votes represented by all classes of outstanding Voting Stock is owned, directly or indirectly, by such person and one or more other Subsidiaries of such person. Unless specified otherwise, "Subsidiary" shall be deemed to refer to a Subsidiary of the Company.

    "Unrestricted Subsidiary" means any Subsidiary of the Company other than a Restricted Subsidiary. All Subsidiaries of an Unrestricted Subsidiary shall be Unrestricted Subsidiaries.

    "Voting Stock" means, with respect to any person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers, or other voting members of the governing body of such person.

    "Wholly Owned" means, with respect to any Subsidiary of any person, such Subsidiary if all of the outstanding common stock or other similar equity ownership interests (but not including preferred stock that is not Voting Stock) in such Subsidiary (other than any director's qualifying shares or investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such person.

                                  UNDERWRITING

    The Company and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the aggregate principal amount of Notes indicated in the following table.

                                                                      PRINCIPAL AMOUNT OF
                           UNDERWRITERS                                      NOTES
------------------------------------------------------------------  ------------------------
Bear, Stearns & Co. Inc...........................................       $  280,000,000
Goldman, Sachs & Co...............................................          280,000,000
Donaldson, Lufkin & Jenrette Securities Corporation...............           80,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated............................................           80,000,000
Salomon Smith Barney Inc. ........................................           80,000,000
                                                                    ------------------------
  Total...........................................................       $  800,000,000
                                                                    ------------------------
                                                                    ------------------------

                            ------------------------

    Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any Notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the Notes. If all the Notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater aggregate principal amount of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because they have repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments in respect thereto.

                                 LEGAL MATTERS

    Davis Polk & Wardwell, New York, New York, will pass upon the validity of the Notes on our behalf. Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, will act as legal counsel to the Underwriters.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE NOTES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                    PAGE
                                                  ---------
The Offering....................................        S-2
Use of Proceeds.................................        S-3
Description of the Notes........................        S-3
Underwriting....................................       S-10
Legal Matters...................................       S-10


                        Prospectus

Available Information...........................          2
Incorporation of Certain Documents by
  Reference.....................................          3
Risk Factors....................................          4
Comcast Cable Communications, Inc...............          7
Trust Subsidiaries..............................          9
Use of Proceeds.................................         10
Consolidated Ratio of Earnings to Fixed
  Charges.......................................         10
Description of the Senior Debt Securities and
  Subordinated Debt Securities..................         11
Description of Debt Warrants....................         24
Description of Purchase Contracts...............         26
Description of Units............................         26
Description of the Guaranteed Trust Preferred
  Securities....................................         26
Description of the Guaranteed Trust Preferred
  Securities Guarantees.........................         28
Global Securities...............................         32
Plan of Distribution............................         33
Legal Matters...................................         34
Experts.........................................         34
Glossary........................................         35

                                  $800,000,000

                                 COMCAST CABLE
                              COMMUNICATIONS, INC.

                              6.20% NOTES DUE 2008

                               ------------------

                                     [LOGO]

                               ------------------

                            BEAR, STEARNS & CO. INC.

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE

                              MERRILL LYNCH & CO.

                              SALOMON SMITH BARNEY

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